CMA Multi-State Municipal Series Trust
Series Number: 4
File Number: 811-5011
CIK Number: 810598
CMA California Municipal Money Fund
For the Period Ending: 09/30/2002

Pursuant to Exemptive Order Release No. IC-18748 dated June 12, 1992, the following schedule enumerates the transactions with Merrill Lynch, Pierce, Fenner & Smith Inc., for the six months ended September 30, 2002.

Sales (In Thousands)

Transaction	Face	Security		Due
Date	Amount	Description	Rate	Date

4/24/2002	$11,000	California Housing Finance Agency	1.44%	2/01/2035
4/24/2002	31,000	California Housing Finance Agency	1.44	2/01/2026
4/25/2002	1,500	California Housing Finance Agency	1.46	2/01/2035
5/31/2002	25,000	Newport Beach California	1.06	12/01/2029
9/06/2002	14,500	California Housing Finance Agency	1.29	2/01/2033
9/18/2002	28,000	California Housing Finance Agency	1.34	2/01/2033
9/19/2002	3,500	California Housing Finance Agency	1.37	2/01/2033